UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.   )1

GulfMark Offshore, Inc.
(Name of Issuer)

Class A Common Stock, $0.01 par value
(Title of Class of Securities)

402629 20 8
(CUSIP Number)

April 30, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON Raging Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 150,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 150,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 150,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON CO

____________________
(1) Consists of Shares underlying short put options owned by Raging Capital Master Fund, Ltd.

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON Raging Capital Offshore Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 832,110
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 832,110
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,110
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON Raging Capital Fund (QP), LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 2,320,424
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 2,320,424
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,320,424
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON Raging Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,302,534 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,302,534 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,534 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON IA

___________________
(1) Includes 150,000 Shares underlying short put options owned by Raging Capital Master Fund, Ltd.

CUSIP NO. 402629 20 8

1	NAME OF REPORTING PERSON William C. Martin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,302,534 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,302,534 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,302,534 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.9%
12	TYPE OF REPORTING PERSON IN

____________________
(1) Includes 150,000 Shares underlying short put options owned by Raging Capital Master Fund, Ltd.

CUSIP NO. 402629 20 8

Item 1(a).	Name of Issuer:

GulfMark Offshore, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

842 West Sam Houston Parkway North, Suite 400
Houston, Texas 77024

Item 2(a).	Name of Person Filing:

This statement is filed by Raging Capital Master Fund, Ltd., a Cayman Islands exempted company (“Raging Master”), Raging Capital Offshore Fund, Ltd., a Cayman Islands exempted company (“Raging Capital Offshore Fund”), Raging Capital Fund (QP), LP, a Delaware limited partnership (“Raging Capital Fund QP” and together with Raging Master and Raging Capital Offshore Fund, the “Raging Funds”), Raging Capital Management, LLC, a Delaware limited liability company (“Raging Capital”), and William C. Martin.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Raging Capital is the Investment Manager of each of the Raging Funds.  William C. Martin is the Chairman, Chief Investment Officer and Managing Member of Raging Capital.  By virtue of these relationships, each of Raging Capital and William C. Martin may be deemed to beneficially own the Issuer’s Class A Common Stock, $0.01 par value per share, directly beneficially owned by each of the Raging Funds.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Raging Master and Raging Capital Offshore Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY 1-9007, Cayman Islands.  The principal business address of each of Raging Capital Fund QP, Raging Capital and William C. Martin is Ten Princeton Avenue, PO Box 228, Rocky Hill, New Jersey 08553.

Item 2(c).	Citizenship:

Each of Raging Master and Raging Capital Offshore Fund is organized under the laws of the Cayman Islands.  Each of Raging Capital Fund QP and Raging Capital is organized under the laws of the State of Delaware. William C. Martin is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value per share (the “Shares”).

Item 2(e).	CUSIP Number:

402629 20 8

CUSIP NO. 402629 20 8

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/ /	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on April 30, 2015.

Raging Master

(a)	Amount beneficially owned:

150,000 Shares (consists of Shares underlying short put options)

(b)	Percent of class:

Less than 1% (based upon 25,636,319 Shares outstanding, which is the total number of Shares outstanding as of April 10, 2015 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

CUSIP NO. 402629 20 8

0 Shares

(ii)	Shared power to vote or to direct the vote

150,000 Shares (consists of Shares underlying short put options)

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

150,000 Shares (consists of Shares underlying short put options)

Raging Capital Offshore Fund

(a)	Amount beneficially owned:

832,110 Shares

(b)	Percent of class:

3.2% (based upon 25,636,319 Shares outstanding, which is the total number of Shares outstanding as of April 10, 2015 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

832,110 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

832,110 Shares

Raging Capital Fund QP

(a)	Amount beneficially owned:

2,320,424 Shares

(b)	Percent of class:

CUSIP NO. 402629 20 8

9.1% (based upon 25,636,319 Shares outstanding, which is the total number of Shares outstanding as of April 10, 2015 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

2,320,424 Shares

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

2,320,424 Shares

Raging Capital

(a)	Amount beneficially owned:

3,302,534 Shares*

(b)	Percent of class:

12.9% (based upon 25,636,319 Shares outstanding, which is the total number of Shares outstanding as of April 10, 2015 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

3,302,534 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

3,302,534 Shares*

____________________
* Shares directly beneficially owned by the Raging Funds, including 150,000 Shares underlying short put options owned by Raging Master.

CUSIP NO. 402629 20 8

Mr. Martin

(a)	Amount beneficially owned:

3,302,534 Shares*

(b)	Percent of class:

12.9% (based upon 25,636,319 Shares outstanding, which is the total number of Shares outstanding as of April 10, 2015 as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on April 24, 2015).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares

(ii)	Shared power to vote or to direct the vote

3,302,534 Shares*

(iii)	Sole power to dispose or to direct the disposition of

0 Shares

(iv)	Shared power to dispose or to direct the disposition of

3,302,534 Shares*

____________________
* Shares directly beneficially owned by the Raging Funds, including 150,000 Shares underlying short put options owned by Raging Master.

As the Investment Manager of each of the Raging Funds, Raging Capital may be deemed to beneficially own the Shares directly beneficially owned by each of the Raging Funds. As the Chairman, Chief Investment Officer and Managing Member of Raging Capital, Mr. Martin may be deemed to beneficially own the Shares directly beneficially owned by each of the Raging Funds.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

CUSIP NO. 402629 20 8

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 402629 20 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2015	Raging Capital Master Fund, Ltd.

	By:	Raging Capital Management, LLC Investment Manager

	By:	/s/ Frederick C. Wasch
		Name:	Frederick C. Wasch
		Title:	Chief Financial Officer

Raging Capital Offshore Fund, Ltd.

By:	Raging Capital Management, LLC Investment Manager

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

Raging Capital Fund (QP), LP

By:	Raging Capital Management, LLC Investment Manager

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

Raging Capital Management, LLC

By:	/s/ Frederick C. Wasch
	Name:	Frederick C. Wasch
	Title:	Chief Financial Officer

/s/ Frederick C. Wasch
Frederick C. Wasch as attorney-in-fact for William C. Martin